Exhibit 99.1

RESAAS SERVICES INC.

RESAAS Announces $5,000,000 Unit Offering and Filing of Prospectus Supplement

VANCOUVER, B.C. (November 25, 2015) – RESAAS Services Inc. (CSE: RSS, OTCQX: RSASF), a cloud-based social business platform for the real estate services industry, is pleased to announce that the company has filed a prospectus supplement to its short form base shelf prospectus dated June 2, 2015 in respect of the previously-announced public offering of units. Further to the company’s press release dated November 24, 2015, RESAAS is offering, on a commercially reasonable efforts agency basis in the provinces of British Columbia, Alberta and Ontario, up to 3,333,333 units at a price of $1.50 per unit for total gross proceeds to the company of up to $5,000,000. Each unit consists of one common share of RESAAS and one share purchase warrant exercisable into one common share at a price of $3.00 per share for a period of 24 months from the closing date of the offering (the “Closing Date”).

The offering includes an over-allotment option of up to 499,999 additional units at the offering price, for total additional gross proceeds to the company of up to $750,000, to cover the over-allocation position of the agents and for market stabilization purposes. The over-allotment option is exercisable by the agents in whole or in part at any time up to 30 days following the Closing Date.

The commission payable by RESAAS to the agents is described in detail in the company’s November 24, 2015 press release.

Concurrent with the public offering, RESAAS is also completing an offering of units on a private placement basis in the United States at the same price and on the same terms.

RESAAS plans to use the proceeds of both offerings for continued development of its technology platform, expansion of the company’s services in international markets, the hiring of additional employees to support its continued growth and general working capital.

This press release does not constitute an offer to sell or a solicitation of an offer to buy securities in the United States. The securities referenced herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) except in compliance with one or more exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws.

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About RESAAS Services Inc.

RESAAS, a cloud-based social business platform for the real estate services industry, is designed specifically for the real estate professional to connect and communicate in real-time. Known as real estate broadcasts, RESAAS' powerful reblasts® engine automatically generates all of your real estate workflow into invaluable social content that is instantly pushed out to the RESAAS platform and other social networks. Visit www.resaas.com.

On Behalf of RESAAS

Danielle Sissons

VP Communications

RESAAS Services Inc.

Telephone: (604) 558-2929; Email: danielle.sissons@resaas.com

Investor Relations

Cam Shippit

RESAAS Services Inc.

Telephone: (604) 558-2929; Email: cam.shippit@resaas.com

The CSE has not reviewed, nor approved or disapproved the content of this press release.

Forward-Looking Information:

This press release and the RESAAS website referenced herein contain forward-looking information within the meaning of Canadian securities legislation, including but not limited to statements regarding the offering and the use of proceeds of the offering. The forward-looking information is based on certain key expectations and assumptions made by RESAAS’ management, such as the completion of the offering, the commercialization and anticipated growth of the technology platform, the company's ability to expand its services in international markets and hire additional employees to supports its continued growth, and the company’s financial position, business strategy, plans and objectives of management for future operations and other similar statements.

Forward-looking information is subject to risks, uncertainties and other factors, many of which are outside of the company’s control, that could cause actual results to differ materially from the results discussed in the forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that the offering will not be completed and the risk that the company will not be able expand its services in international markets or hire additional employees to supports its continued growth. Although RESAAS believes that the expectations and assumptions on which the forward-looking information is based are reasonable, undue reliance should not be placed on such information because RESAAS can give no assurance that it will prove to be correct. The forward-looking information contained in this press release is made as of the date of this press release. RESAAS disclaims any intent or obligation to update publicly any forward-looking information, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.